FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of May 27, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                            Form 20-F  X     Form 40-F
                                      ---              ---

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                 Yes          No  X
                                     ---         ---


If "Yes" is marked, indicate below the file number assigned to the registrant in
                     connection with Rule 12g3-2(b): 82-        .
                                                        --------

Tenaris Confirms Dividend Payment and Election of Directors

    LUXEMBOURG--(BUSINESS WIRE)--May 26, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN), in its annual general shareholders meeting today, approved the 2003 annual report and accounts and the annual dividend payment to shareholders of US$0.1144 per share (US$1.144 per ADS), or US$135 million. The payment date will be June 14, 2004 and the corresponding ex-dividend date will be June
9. The assembly also re-elected as members of the board of directors its current members to serve until the next annual shareholders meeting which will be held in May 2005.
    The company re-appointed PricewaterhouseCoopers S.a.r.l. as its auditors for the 2004 fiscal year.

    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, we have pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its confirmation of the dividend payment and the election of Directors.


                                   SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 27, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary